LORD ABBETT SECURITIES TRUST

90 Hudson Street

Jersey City, New Jersey 07302

July 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4720

Re:

Lord Abbett Securities Trust (the “Registrant”)

Request to Withdraw Post-Effective Amendment Filing to the Registrant’s Registration Statement on
Form N-1A

1933 Act File No. 033-58846

1940 Act File No. 811-07538

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant, on behalf of its series, Lord Abbett Micro Cap Growth Fund (the “Fund”) hereby respectfully requests the withdrawal, effective as of the date hereof, of Post-Effective Amendment No. 138 to the Registrant’s Registration Statement under the Securities Act and Amendment No. 137 the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended, filed with the Securities and Exchange Commission (the “SEC”) on June 16, 2020, together with all exhibits thereto (the “Amendment”). The Registrant is requesting withdrawal of the Amendment because the submission incorrectly generated a new Series ID. The Registrant has re-filed an amendment to the Registrant’s Registration Statement on Form N-1A on June 24, 2020 that is identical to the Amendment with the correct submission series and class information. The Registrant believes that withdrawal of the Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477 under the Securities Act.

The Registrant confirms that no securities have been sold pursuant to the Amendment. The Registrant also confirms that because no fees were paid in connection with the filing of the Amendment, the Registrant is not seeking reimbursement or credit that would otherwise be available in accordance with Rule 457(p) under the Securities Act.

We respectfully request that the written order granting withdrawal of the Amendment be provided as soon as practicable and sent to the undersigned at the address above. If you have any questions or comments, please do not hesitate to contact the undersigned at (201) 827-2966, or Michael G. Doherty, Esq., of Ropes & Gray LLP, counsel to the Registrant, at (212) 497-3612.

Sincerely,

LORD ABBETT SECURITIES TRUST, on behalf of Lord Abbett Micro Growth Fund

/s/ Pamela P. Chen
Pamela P. Chen Vice President and Assistant Secretary Lord Abbett Funds